EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 25,	September 26,
In millions	2011	2010
Earnings
Earnings before income taxes and noncontrolling interests	$1,913	$1,087
Add:
Fixed charges	80	74
Amortization of capitalized interest	2	3
Distributed income of equity investees	288	150
Less:
Equity in earnings of investees	284	239
Capitalized interest	2	4
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	1	—
Earnings before fixed charges	$1,996	$1,071

Fixed charges
Interest expense	$34	$29
Capitalized interest	2	4
Amortization of debt discount	2	6
Interest portion of rental expense (1)	42	35
Total fixed charges	$80	$74

Ratio of earnings to fixed charges	25.0	14.5

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.